Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

COMMUNITYx, Inc.
99 Vista Montana
San Jose, CA 95134
https://communityx.tech/

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: COMMUNITYx, Inc.
Address: 99 Vista Montana, San Jose, CA 95134
State of Incorporation: DE
Date Incorporated: August 08, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $150.00

COVID Relief

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center"><u>**Investment Incentives and Bonuses***</u></p>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and get 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and get 7% bonus shares.

Early Bird Bonus

Invest in the first 14 days and get 5% bonus shares.

<u>Amount-Based:</u>

Community Leader ($500+)

COMMUNITYx box logo t-shirt

Justice Warrior ($1,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Bronze Investor Badge on COMMUNITYx App

The People's Choice ($2,500+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Silver Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

5% bonus shares

The Changemaker ($5,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Gold Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

Zoom call with the Founders

7.5% bonus shares

Global Citizen ($10,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Gold Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

Zoom call with the Founders

Opt-in to observe 1 board call (timing will be decided by The Board)

10% bonus shares

<u>The 10% Bonus for StartEngine Shareholders</u>

CommunityX, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

COMMUNITYx is a social media networking company, led by two former Googlers

with activist backgrounds. Our product is a Mobile App for social impact (available on iOS and Android). The COMMUNITYx App is a coalition-building tool that allows likeminded activists, changemakers, and organizations to unite with one another around common causes and mobilize together towards common goals. Additionally, we've built features that enable scalable calls-to-action, such as events, crowdfunding, and petitions.

Competitors and Industry

Our company operates generally in the social networking space, with a strict focus on social impact.

Incumbents that operate in this cross-section include:

Change.org: A web-based petition creation tool.

ColorofChange: A web-based petition creation tool that focuses specifically on the Black Community.

Incumbents that operate in social networking include:

Instagram: Photo-sharing Mobile App for social engagement.

TikTok: Video-sharing Mobile App mainly used for entertainment.

Twitter: Text-sharing Mobile App mainly used for opinion-sharing.

Our core algorithm sets us apart from others in the social media landscape. We focus on building meaningful connections between people that ultimately form impactful coalitions, rather than connecting users transactionally in such a way that ultimately leads to artificial followings. Additionally, unlike many of our competitors, we put the privacy and safety of our users first. We do not tolerate hate speech, inciting of violence, or any other type of harassing and dangerous behaviors.

Current Stage and Roadmap

We are a Seed Stage startup. Version 1.3.4 of our Mobile App is available on both the App and PLAY Stores. The core functionalities of our App are live: activist matchmaking, coalition-building, direct and group messaging, event creation, and content creation. Our engineering team is actively improving the experience of our users by iterating on user feedback daily. In Q4, we will be releasing two new features which include crowdfunding and petitions. We have a 4.9 star rating on the App Store.

The Team

Officers and Directors

Name: Chloe Sledd

Chloe Sledd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: August 10, 2018 - Present
  Responsibilities: Chloe's primary responsibilities include: investor relations, day-to-day operations, and recruitment. Her current salary is $2,500.00/month. Her current equity stands at 1,440,835 shares.

Other business experience in the past three years:

- **Employer:** Emerson Collective/Elemental Excelerator
  Title: Fellow
  Dates of Service: March 01, 2018 - December 31, 2018
  Responsibilities: Chloe's responsibilities were pipeline management and founder relations for Emerson's energy portfolio.

Other business experience in the past three years:

- **Employer:** Nisum Technologies
  Title: Head of Business Development
  Dates of Service: February 01, 2019 - June 01, 2019
  Responsibilities: Manage end-to-end business development processes including sales, marketing, and solution development.

Other business experience in the past three years:

- **Employer:** Together Assisting People
  Title: Head of Community
  Dates of Service: June 01, 2016 - June 01, 2018
  Responsibilities: Diversity & Inclusion Programming

Name: Tenesha Wallace Hood

Tenesha Wallace Hood's current primary role is with Georgia Academy of Family Physicians. Tenesha Wallace Hood currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Marketing
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Manage all marketing functions of the business some of which include: partnerships, social media, events, and general communications.

Tenesha does not currently take a salary. Her current equity stands at 100,000 shares. Tenesha works 20 hours per week at COMMUNITYx and 40 hours per week at the Georgia Academy of Family Physicians.

Other business experience in the past three years:

- **Employer:** Georgia Academy of Family Physicians
  Title: Director Of Communications, Marketing and Public Health
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Tenesha's main responsibility was managing various communication channels and social media accounts, as well as vendor relationships.

Name: Andre Murray

Andre Murray's current primary role is with Imagelink, LLC. Andre Murray currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Andre's role as a Board Member is to work with the Chairwoman and CEO to make sure that high level decisions being made are in the best interest of shareholders. Additionally, he is responsible for bridging growth opportunities for the company. His current equity stands at 120,000 shares. He does not take a salary for this position.

Other business experience in the past three years:

- **Employer:** Imagelink, LLC
  Title: Account Executive
  Dates of Service: August 01, 2019 - Present
  Responsibilities: ImageLink managed centers provide local communities between GA and OH with immediate and cost-effective access to diagnostic imaging, including MRI, CT, Ultrasound, and X-Ray.

Other business experience in the past three years:

- **Employer:** Divurgent
  Title: Lead Consultant
  Dates of Service: January 01, 2016 - August 01, 2019
  Responsibilities: Deliver go-live support to physicians and HCPs on Epic and Cerner EMR implementations.

Name: Kourtni Marshall

Kourtni Marshall's current primary role is with Google . Kourtni Marshall currently services 40 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chief Technology Officer
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Lead engineering team, manage product roadmap, and manage external communication to technical audiences. Kourtni does not currently take a salary. His current equity stake stands at 1,440,835 shares. Kourtni splits his time between COMMUNITYx and Google, contributing 40 hours per week at both companies.

Other business experience in the past three years:

- **Employer:** Google
  Title: Software Engineer
  Dates of Service: October 08, 2012 - Present
  Responsibilities: Develop applications that utilize technologies within the Google Cloud Platform stack.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online social activism. Our revenues are therefore dependent upon the market for online social activism.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
COMMUNITYx was formed on August 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. COMMUNITYx has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that COMMUNITYx Mobile App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COMMUNITYx or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and

companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COMMUNITYx could harm our reputation and materially negatively impact our financial condition and business.

There are many unknowns in how to best serve the social impact market - especially considering the global landscape.

Social impact issues span across nations and borders. While we have done a significant amount of market research to determine our core set of features, there are still many unknowns in how to best serve this market, especially when it comes to international and global expansion. Certain countries ban content and technologies that are considered "revolutionary" or "impact-oriented". As we seek to expand globally, we could very well face restrictions and bans placed by foreign and/or domestic governments.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chloe Sledd	1,440,835	Common Stock	34.84
Kourtni Marshall	1,440,835	Common Stock	34.84

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,135,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Grants

The total amount outstanding includes 1,755,835 stock grants which were issued in 2020 to various service providers for the opportunity to purchase shares of the Company's Common Stock at a price of $0.00001 subject to vesting. All shares are fully vested upon grant or plan have a four-year vesting schedule plan with a specified cliff date.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $161,000.00
  Number of Securities Sold: 784,331
  Use of proceeds: The company's initial round of funding was used for the development of the COMMUNITYx on Android and iOS, as well as for general marketing and operational expenses.
  Date: July 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,440,835
  Use of proceeds: Distribution of Founders shares.
  Date: August 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 153,999
  Use of proceeds: Issuance of early team shares.
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,440,835
  Use of proceeds: Issuance of Co-Founder Shares
  Date: July 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formed on August 8, 2018, and didn't start operations until May 2019.

Revenues

During 2019, the company generated no revenues but invested in start-up costs to take the business off the ground and bring awareness to its cause and mission.

Cost of Sales

The company is a service business and didn't incur any cost of goods sold in both 2019 and 2018.

Gross Margins

The company had no revenues nor cost of goods sold in both 2019 and 2018, resulting in no gross margins in both years.

Expenses

The Company's expenses consist of, among other things advertising and marketing, travel, contractors, meals and entertainment, telephone, office supplies. Total operating expenses also went from $0 in 2018 to $90,199 in 2019. As of December 31, 2020, total operating expenses consist of 12% in advertising and marketing at $10,456, and 88% general and administrative expenses (G&A) at $79,724. Contractors made up 29% of G&A expenses at $25,715, meals and entertainment made up 27% at $24,000 and Travel made up 26% at $23,766. The startup costs to launch the company's operations so it caused the company to make a net loss of $90, 199 as of December 31, 2019.

Historical results and cash flows:

The company has an accumulated deficit of $90,180 and cash in the amount of $149 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2019, cash used in operating activities was up to $86,847 in 2019 compared to $0 as of December 31, 2018. The increase in cash used in operating activities in 2019 was mainly due to the company's net loss of $90,180.

Investing Activities

As of December 31, 2019, and 2018, the company did not invest in capital assets nor generate cash from investing activities.

Financing Activities

As of December 31, 2019, cash provided by financing activities was $86,966, up from $30 as of December 31, 2018. The increase in cash provided by financing activities as of December 31, 2019, was mainly due to the company issuing common stocks to shareholders.

The company's management is positive about the company's prospects and does not think these results are representative of the future. Management is projecting revenues of $15,000 to $20,000 in Q4 of 2020 based on the launch of the company's crowdfunding feature. The company believes its service will create traction in its target market because of its competitive advantage to more precisely target our users with hyper-specific data relating to the issues they care about.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today August 21, 2020, the company has $132,357 cash in the bank.

On July 15, 2020, the company opened a credit line with Brex Inc. The credit line has a credit limit of $20,000 and has not yet been used by the company as of today, August 21, 2020, therefore, there is no outstanding balance.

On May 26, 2020, the company entered into a loan agreement with the US Small Business Administration in the amount of $ 150,000, which bears an interest rate of 3.75% per year. The installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note. The balance of principal and interest will be payable thirty (30) years.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Without the Start Engine campaign funds, COMMUNITYx has the adequate resources to continue operations -- a capital runway of about 7-9 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are in no way completely reliant on the funding that will be generated through this financing. We have runway to continue operations, however, the funds that will be generated from this campaign will largely affect the longer-term viability of the company. A capital injection of $1,070,000.00 would account for roughly 80% of total funds and would be used to scale-up operations of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, we will be able to operate the company for 12 months. This projection includes cash on hand.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum, we will be able to operate the company for 26 months. This projection includes cash on hand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have untapped lines of credit, and we are looking to do a follow-on round after closing our Start Engine raise. The follow-on would be considered a late-seed, for which we are targeting a lead VC to mediate a syndicate.

Indebtedness

- **Creditor:** US Small Business Administration
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 26, 2050
  On May 26, 2020, the company entered into a loan agreement with the US Small Business Administration in the amount of $ 150,000, which bears an interest rate of 3.75% per year. The installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note. The balance of principal and interest will be payable thirty (30) years.

- **Creditor:** Brex, Inc.

Amount Owed: $20,000.00
Interest Rate: 0.0%
Maturity Date: June 15, 2020
On July 15, 2020, the company opened a credit line in the amount of $20,000 with Brex Inc.. This line of credit carries no interest rate for the first 12 months.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,202,500.00

Valuation Details:

We set our valuation internally, without a formal third party serving as an independent evaluator. There are a few contributing factors that have helped us arrive at our valuation. The primary consideration that we have made is relating to the valuation at the time of our First Round of Financing: PreMV: $966,966.97 and PostMV: $1,127,966.97. The Total Capital Raise was about $161,000.00 for 16.65% Cap Space. The secondary consideration we've made in determining this valuation is traction. We leveraged that initial financing to very scrapily build a BETA version of the App, which we tested for about 6 months. During BETA, we gained a significant amount of attention in press and were recognized by Forbes, Inc. ats the #1 Startup of the Year 2019. We then iterated on user feedback and spun out a quality V1 EOQ2 2020. The timing of our V1 launch happened to coincide with the national protests across America. We were able to support these events through our technology, and also gain organic traction and adoption among BLM protesters. During this time, high-profile entertainers such as rapper and Oscar-winner, Common, promoted our App on social media. Third and final key consideration that we made was in relation to our Founding Team. COMMUNITYx is being led by two young tech visionaries who met while working at Google, Inc. on a shared social justice effort. Both founders have a combined 10+ years working at Google specifically, and 15+ years working in Tech broadly.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fee*
  96.5%
  StartEngine Premium Deferred Fee.

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  The bulk of the proceeds will go towards further developing the COMMUNITYx App on iOS & Android. We will push out bug fixes, UIUX improvements, and new premium features such as crowdfunding and petition creation.

- *Company Employment*
  40.0%
  Retain full-time staff across engineering, marketing, and operations. Total headcount: 4-5.

- *Marketing*
  10.0%
  Marketing-related activities in alignment with our user adoption strategy.

- *Operations*
  6.5%
  Operational activities such as systems integration, as well as legal and accounting.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://communityx.tech/ (https://communityx.tech/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/community-x

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR COMMUNITYx, Inc.

[See attached]

COMMUNITYx, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
COMMUNITYx, Inc.
San Jose, California

We have reviewed the accompanying financial statements of COMMUNITYx, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 20, 2020
Los Angeles, California

COMMUNITYх, Iɴᴄ.
Bᴀʟᴀɴᴄᴇ Sʜᴇᴇᴛ
(Uɴᴀᴜᴅɪᴛᴇᴅ)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	149	$	30
Total current assets		**149**		**30**
Total assets	$	**149**	$	**30**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		3,333		-
Total current liabilities		**3,333**		
Total liabilities		**3,333**		
STOCKHOLDERS EQUITY				
Common Stock	$	24	$	14
Additional Paid In Capital		86,972		16
Retained earnings/(Accumulated Deficit)		(90,180)		-
Total stockholders' equity		**(3,184)**		**30**
Total liabilities and stockholders' equity	$	**149**	$	**30**

See accompanying notes to financial statements.

COMMUNITYX, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	79,074	-
Sales and marketing	10,456	-
Total operating expenses	89,530	-
Operating income/(loss)	(89,530)	-
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(89,530)	-
Provision/(Benefit) for income taxes	650	-
Net income/(Net Loss)	**$ (90,180)**	**$ -**

See accompanying notes to financial statements.

COMMUNITYX, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2017	-	$ -	.	$ -	$ -
Issuance of shares	1,440,835	14	$ 16		$ 30
Net income/(loss)				-	-
Balance—December 31, 2018	1,440,835	$ 14	$ 16	$ -	$ 30
Issuance of shares	938,330	9	86,956		$ 86,966
Net income/(loss)	-			(90,180)	$ (90,180)
Balance—December 31, 2019	2,379,165	$ 24	$ 86,972	$ (90,180)	$ (3,184)

See accompanying notes to financial statements.

COMMUNITYx, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(90,180)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		3,333		
Net cash provided/(used) by operating activities		(86,847)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		86,966		30
Net cash provided/(used) by financing activities		**86,966**		**30**
Change in cash		119		-
Cash—beginning of year		30		30
Cash—end of year	$	**149**	$	**30**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

COMMUNITYx, Inc., Inc. was formed on August 8, 2018 in the state of Delaware. The financial statements of COMMUNITYx, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the San Jose, California.

COMMUNITYx, Inc., (Cx) is a coalition-building platform that connects like-minded activists from local and global communities around the issues they care about most. By focusing on what people are passionate about, our algorithms are able to forge real connections and impact actual change. Cx is a platform that is built by activists, for activists, and puts organizing and connecting around vital issues at the forefront, without the distractions of other platforms.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

COMMUNITYx, Inc., is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 20, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 common shares at $0.00001 par value. As of December 31, 2019, and December 31, 2018 outstanding was 1,440,835 and 2,379,165 respectively.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (26,910)	$ -
Valuation Allowance	26,910	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (26,910)	$ -
Valuation Allowance	26,910	-
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019.

The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $90,180 thousand. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

5. RELATED PARTY

No related party transaction happened during 2019 and 2018.

6. DEBT

The company had no debt as of December 31, 2019 and 2018.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2020, the date the financial statements were available to be issued.

On May 26, 2020, the company entered into a loan agreement with the US Small Business Administration in the amount of $ 150,000, which bears an interest rate of 3.75% per year. The installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the promissory note. The balance of principal and interest will be payable thirty (30) years.

On July 15, 2020, the company opened a credit line in the amount of $20,000 with Brex Inc.

During 2020, the company repurchased a total of 411,669 unvested shares for an amount of $4.11 from certain 'service providers'. The company exercised its Right of Repurchase and repurchased all shares that remained unvested as of service providers departure.

During 2020, the company granted 1,755,835 stock options to various service providers for the opportunity to purchase shares of its Common Stock at a price of $ 0.00001 subject to vesting. All shares are fully vested upon grant or plans have a four-year vesting schedule plan with a cliff date set one year after granting date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $90,180 an operating cash flow loss of $86,847 and an accumulated deficit of $90,180 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

COMMUNITYx

Unite Humanity. Mobilize the World.




| ⊘ Website | 📍 San Jose, CA | TECHNOLOGY | GOVERNMENT/POLITICS |

COMMUNITYx is a coalition-building platform that connects like-minded activists from local and global communities around the issues they care about most. By focusing on what people are passionate about, our algorithms are able to forge real connections and impact actual change.

$0.00 raised ⓘ

0	$6.2M
Investors	Valuation
$1.50	$150.00
Price per Share	Min. Investment
	Equity
	Offering Type
1.07M	🕐
Offering Max	Days Left

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview　　Team　　Terms　　Updates　　Comments　　　　♡ Follow

Reasons to Invest

- A founder whose life story has led her to this moment

- Quadrupled monthly user growth between June and July of 2020

- A proprietary algorithm built to create real impact in the world, rather than the superficiality of other platforms

WHERE IT ALL BEGAN

Chloe has had her entire life shaped by police misconduct

In March, 1989, a young black man living in Hyde Park, Chicago was preparing to head off to work a night shift as a pest control technician. He heard a loud banging on his door and went to check it out. By the time the 23-year-old St. Xavier College student-athlete reached the front door of his mother's townhome, the door had been ripped off of its hinges as a group of plainclothes police officers stormed the building, opening fire and hitting the man over 12 times, including on the crown of the head and in his groin.

As he lay on the ground bleeding to death, the officers realized they had the wrong address. Rather than rush this wrongfully victimized man to the hospital, they first paused to cover-up their mistake, planting drugs in his dresser, and further assaulting him before paramedics arrived.

Doctors predicted he wouldn't make it through the night.

72 hours later, he emerged, alive, but forever altered by this egregious case of police misconduct.

Chloe Sledd was born a year later. This man was her father.

"I remember being a little girl watching him put on a bulletproof vest under his clothes before he would leave the house because he suffers from extreme PTSD from what happened to him," she told Black Enterprise. "Every single day that my family and I interact with my dad, we have to watch him in pain because he still has a bullet fragment lodged in his spine that can never be taken out, or else he will become a paraplegic."


COMMUNITYX



A photo of COMMUNITYx Founder & CEO, Chloe Sledd (left) and her father, Andrew Sledd (right).

Chloe knows these tragic events are not rare occurrences. That is why she has dedicated her career to enacting change where it is most needed. From this problem, COMMUNITYx was born — A platform to connect like-minded activists and organizations of all kinds, allowing the power of communities to take on the challenges our society faces every day.

COMMUNITYx is the place for changemakers who are addressing social issues such as police misconduct, climate change, women's rights, poverty, voter engagement, and more!



THE PROBLEM

Social media largely fails to convert issue-oriented discussion into meaningful impact

Top Causes That Matter To GenZ



Gun Control



Climate Change



Equality

This is an age of activism, but today's activists have been constrained by platforms ill-suited to creating real change. This was echoed in a Pew Research Poll, which found that 77% of Americans feel social media distracts from larger issues, rather than assisting in achieving lasting impact.

Those who do seek to leverage these platforms must put in unnecessarily tedious hours scraping the sites for hashtags, discover pages, and follower lists across multiple platforms to find like-minded allies.



Social Media Market
highly fragmented, making sustainable & scalable community building difficult



Existing Social Media
exacerbates the fragmentation, focusing purely on social relationships



Activists & Organizers
spend up to 70%* of their time trying to find one another, & struggle to maintain those communities digitally

*This statistic is based on CommunityX's internal research and conversations with activists and organizers who use our platform.









THE SOLUTION

Instantly connect with other activists locally or globally

COMMUNITYx is a platform that is built by activists, for activists, and puts organizing and connecting around vital issues at the forefront, without the distractions of other platforms.

Our algorithms don't focus on the standard connection principles found on other sites, like attractiveness or social life, instead opting to focus on people's shared hearts and minds. We want to understand who you are, where you are, and most importantly: What you care about. Your passions build the base of our platform.

We make a Call-To-Action infinitely more frictionless due to the organizing nature of our platform, and using our unique dataset we make protests, summits, marches, and more, much easier to share and attend. In the future, we are also working to implement petition creations, and even crowdfunding features.

BLACK TRANS LIVES MATTER
BLACK LIVES MATTER

State Your Cause

Instant Connection

Share Content & Activities

THE MARKET

Gen Z is forming into a generation of activists before our eyes

62% of Gen Z'ers say they have the potential to impact the world, while just 19% say they believe the country is heading in the right direction. They are fed up and looking for outlets to do something about it.





of Gen Z'ers believe they can impact the world

of Gen Z'ers believe the US is on the *wrong* path

There are more than 67 million Gen Zers in the US, and studies show that half of all Gen Zers in the US care about social impact.

We know that movements are only as strong as the number of people behind them. In discussions with our user-base, we have found that they would have to spend up to 70% of their time simply trying to connect with likeminded changemakers, while the nonprofit spend up to about $40K on online advertising.

It's clear that there is a market in acting as the bridge between movements and individuals looking to join.



67 Million+
Gen Z In The United States

50%
Care About Social Impact

OUR TRACTION

Over 10K cause-based connections

Over 10K cause-based connections already powered through our platform

Since launching BETA in September 2019, we have seen over 10K connections* made on our platform, with 100% of our users uniting with allies across two or more cities, which bodes well for validating our value proposition as a strong activist network.

A connection is when two users become connected on the CommunityX App, this statistic is based on the average of about 10 connections per user in our app as of May 2020.



10K+ Connections Made



100% Of Users United Across 2+ Cities



Organic Adoptions By BLM

In July we saw our monthly active users grow four-fold month over month, and have found early adopters in Instagram activists like Brea Baker, Sara Mora and Zellie Imani. Organizations like Freedom March NYC, Signs for Black Lives Matter, Youth vs Apocalypse, Prison From The Inside Out, Platform, and others have already begun organizing on our platform.



Sara Mora

Activist | Organizer

138k Instagram Followers


View all 109 comments
freckledwhileblack Say that!!

WHAT WE DO

Building coalitions that make real change

COMMUNITYx is a Mobile App connecting activists, organizations, and changemakers to build the types of coalitions that make an impact.

New users tell us a little bit about themselves, selecting their top causes, and we use that data to suggest like-minded changemakers in their local community (and around the world) and facilitate their connection.

Users can post Calls-To-Action like petitions, videos, images, and crowdfunding.


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2:29
Cx
COMMUNITYX
Your Global Impact Community
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THE BUSINESS MODEL

Three-pronged revenue model

We are laser-focused on building meaningful and transformational user communities, but we envision future revenue growth coming from three sources.

First, Cx Events that will bring in revenue through sponsorships and ticket sales. These will be Social Impact Summits that will also drive community growth.

Secondly, in-app fundraising as a premium feature. When a user or organization uses our crowdfunding feature, we will charge a 4% fee and $0.30 per transaction. As of today, this feature is built and is being tested.

Lastly, we plan on implementing in-app ads and user promoted content to drive increasingly larger swaths of revenue as the network effect grows our user base. It is important to note here that we plan to implement ads in a way that is most valuable for our user community -- by focusing specifically on impact advertising. We believe that there is a significant opportunity to be able to help brands better target their impact and cause-focused advertising directly to consumers who will resonate most with their message. This feature is currently in development and not available yet.





CX Events: Social Impact Summits
sponsorships & tickets
$25K past revenue
Currently available dependent on COVID-19.



In App Fundraising
offered as premium app feature
4% fee + $.30 per transaction



4% fee + $.00 per transaction

Currently this feature is built and being tested.



In App Ads/ User Promoted Content

CPM & pages servered

revenue will increase with user base

Currently this feature is not available.

HOW WE ARE DIFFERENT

A unique core algorithm focused on authenticity

COMMUNITYx is not just an "Instagram for Activism". Our values, our concerns, and our algorithms are fundamentally different. Where other platforms wield algorithms in favor of transactional connections resulting in artificial followings, we are dedicated to real life connections that will empower communities.

We consider the privacy and safety of our users first. We don't tolerate hate, the incitement of violence, or other harassment or dangerous behaviors. Users who violate our policies are suspended and removed immediately.

We also have a vital first mover advantage, and we believe that once established, users will not want to rebuild their social justice coalitions on a competing platform.




Chairwoman
Jun 2018 - Present
Board of Directors Chairwoman
Causes and Groups
Prisoners With Children
Small Donor



THE VISION

The world's largest coalition-building platform for social change

At scale, we believe our data points (who people are, where they are, and what they care about) will allow us to influence social and political change in ways previously thought impossible.

We will be a major step forward for grassroots candidates, who can use our platform to identify possible volunteers and voters in their area to mobilize and create real change.



We envision a world where your activists have the tools & resources they need in order to most effectively achieve their social impact goals & initiatives.

OUR LEADERSHIP

We try to live our mission and core values

CEO and Founder Chloe Sledd graduated from Howard University and while there interned with The Haitian Embassy, Teach For America, and Google. Upon graduating, she worked for Google and then Emerson Collective. Her father's story

graduating, she worked for Google and then Emerson Collective. Her father's story has altered her entire life and led her down this road of activism and advocacy for positive change.

Co-Founder and CTO Kourtni Marshall is a Loyola Chicago graduate. He held a tenure on the Global Leadership Team for the Black Googler Network where he helped set the direction for the organization, which has over 20 chapters. He and Chloe met while they were both working at Google in Mountain View, CA.

We have a lean team of engineers and marketers pushing toward a future where activism is as seamless in the online space as sending a Tweet or posting an Instagram.





Chloe Cheyenne

Founder | CEO

WHY INVEST

We are thinking BIG, and we want you to join us

In our view, COMMUNITYx has everything it needs to be the single most important digital organizing tool for activists and organizations, and we want you to be a part of it as an early investor. We believe we can help modern day society address its flaws and hope you join us on our mission to do so.





In the Press

 **Forbes** FAST@MPANY  **ELLE** **ZORA**

the **grio** **Forbes**

SHOW MORE

Meet Our Team

 

Chloe Sledd

Founder & CEO

Chloë Sledd (she/her/hers) is a social impact tech entrepreneur who is passionate about uniting changemakers around shared causes and movements. She is a Howard University Honors graduate and has previously worked for Google, Teach For America, and Emerson Collective's Elemental Excelerator. Chloe founded COMMUNITYx (Cx) in light of her dad's tragic experience with police discrimination and misconduct that left him permanently handicapped. Since launching the BETA App in September 2019, Chloë and COMMUNITYx have earned major accolades such as being recognized by Forbes 30 Under 30 as the #1 2019 Startup of The Year and being named one of Startup Grind's Top 100 Global Startups. Additionally, the company has received press coverage from outlets such as Forbes, MSNBC, Black Enterprise, The Root, ZORA by Medium, and The Grio. You can follow Chloë on the COMMUNITYx App and on other platforms @chloecommunityx.



Kourtni Marshall

Co-Founder & CTO

Kourtni Marshall (he/him/his) has worked in the software industry for over 10 years. He graduated from Loyola University Chicago as the top Computer Science student in his class twice; once when receiving his B.S and again when receiving his M.S. in Computer Science. After school, he joined Red Hat as a software engineering consultant, working on infrastructure modernization project for a banking client.

In 2012, he was recruited by Google as a Software engineer in thier Cloud Solutions team, where he designed and built reference applications to demonstrate the usage of Google's then fledgling Cloud Platform offerings. He went on to several other teams within the company where he took on tech lead roles and mentoring of more junior engineers for the majority of his projects.

While at Google, Kourtni also became very active in the Black Googler Network (BGN), one of the company's employee resource groups. He spent three years on BGN's Global Leadership Team, setting direction for the organization and it's nearly 20 local chapters.

Kourtni splits his time between COMMUNITYx and Google, contributing 40 hours per week at both companies.





Tenesha Wallace Hood

VP Marketing (Part-Time)

Tenesha Wallace Hood (she/her/hers) graduated from The University of Alabama with a Bachelor's and Master's in Health Sciences with a concentration in Community Health. After graduating, Tenesha served 1 year in the AmeriCorps Peace Corps at Impact America. She has worked within the non-profit sector for over 5 years including the Georgia Department of Public Health as a Public Health Educator serving 13 counties in



Brea Baker

Co-Chair Board of Activists (Part-Time)

Brea Baker (she/her/hers) is a skilled communications strategist, influencer engagement professional, and activist/organizer with a B.A. in Political Science from Yale University. Her expertise in digital organizing spans 8 years including a thesis at Yale on social media for activism as well as contributions to dozens of electoral and advocacy campaigns including the 2017 Women's March (where she



André Murray

Board Member

André Murray (he/him/his) is a seasoned sales professional who has worked alongside companies in the medical, legal, and tech spaces. Over the last 5 years he has focused exclusively on raising the standard of care in healthcare networks across the country by consulting on hospital system implementations and EMR upgrades. He is an active member of Kappa Alpha Psi Fraternity, Inc and works closely with his home chapter on a

Educator serving 15 countries in the North Georgia Health District where her focus was program and policy implementation. She then served as Director of Marketing & Communications and Public Health at Georgia Academy of Family Physicians where her focus was event management, sponsorship activation, and process development & implementation. She has a passion for social impact with a focus on outreach, events, and offline to online community building.

Tenesha works 20 hours per week at COMMUNITYx and 40 hours per week at the Georgia Academy of Family Physicians.



Women's March (where she served as the youngest national organizer), the campaign to #FreeMeekMill, the 2018 student walkouts against gun violence, and more.

Brea currently works part-time for COMMUNITYx, contributing roughly ten hours per week.



with his home chapter on a number of community service initiatives. As a board member of COMMUNITYx, he is passionate about leveraging his personal & professional relationships to ensure the success and longevity of the technology.



Offering Summary

Company : COMMUNITYx, Inc.

Corporate Address : 99 Vista Montana, San Jose, CA 95134

Offering Minimum : $9,999.00

Offering Maximum : $1,069,999.50

Minimum Investment Amount (per investor) : $150.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 713,333

Price per Share : $1.50

Pre-Money Valuation : $6,202,500.00

COVID Relief

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and get 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and get 7% bonus shares.

Early Bird Bonus

Invest in the first 14 days and get 5% bonus shares.

Amount-Based:

Community Leader ($500+)

COMMUNITYx box logo t-shirt

Justice Warrior ($1,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Bronze Investor Badge on COMMUNITYx App

The People's Choice ($2,500+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Silver Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

5% bonus shares

The Changemaker ($5,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Gold Investor Badge on COMMUNITYx App

Receive Gold Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

Zoom call with the Founders

7.5% bonus shares

Global Citizen ($10,000+)

COMMUNITYx Long Sleeve (Themes Available: Police Misconduct or Climate Crisis)

Receive Gold Investor Badge on COMMUNITYx App

COMMUNITYx box logo t-shirt

Zoom call with the Founders

Opt-in to observe 1 board call (timing will be decided by The Board)

10% bonus shares

The 10% Bonus for StartEngine Shareholders

CommunityX, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.













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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:



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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VISUAL: Chloe (founder/CEO) sitting in open space

GRAPHIC: CommunityX

VISUAL: Pictures of Chloe and her father.

VO: In 1989, the year before I was born, my dad was living on the South Side of Chicago. One night before he was getting ready to work a night shift, he heard a loud banging on the door went to go see what it was, and by the time he got there, the door was off its hinges and a group of plain-clothed officers began to raid my grandmother's home and opened fire on my dad over a dozen times. In an effort to cover up the mistake they realized they made, they planted drugs in the top drawer of his bedroom dresser, physically assaulted him after shooting him, and waited to call an ambulance in hopes that he would just die

VISUAL: Chloe (founder/CEO) sitting in open space

VISUAL: Stock footage of Chicago, IL.

VO: I made a choice to address my family tragedy by dedicating my career to building COMMUNITYx. I understand that there are people and families all over the world who have faced social injustices of all kinds in their everyday life. We've seen these cycles of horrific events before - cycles that depend on us not being able to mobilize quickly enough and maintain those coalitions of power beyond singular days and moments.

VISUAL: Chloe speaking

GRAPHIC: Cuts to screenshots of COMMUNITYx mobile app.

VO: Hi, I'm Chloe Cheyenne and I am the Founder & CEO of COMMUNITYx. COMMUNITYx is on a mission to unite and empower young changemakers across the world. We have built the first mobile app that allows activists to unite with one another around common causes and mobilize for change.

(GRAPHIC: *DISCLAIMER: THIS IS STATEMENT IS BASED ON THE COMPANY'S KNOWLEDGE.)

VISUAL: Chloe speaking

VO: The Problem with existing social media is that it largely fails to convert issue-oriented discussion into meaningful action and impact. Because of this, it makes key activities such as coalition building, very slow to start, and forced to happen across multiple mediums and platforms.

VISUAL: Chloe speaking

GRAPHIC: Cuts to screenshots of COMMUNITYx mobile app.VO: GenZ is the most socially

active generation that we've seen in human history. Additionally, they're also the most digitally active. Around the world, there are 2B GenZers and in the US there are 67 million. According to studies, 1 in 2 GenZers in the US have said they care about social justice issues. We've found that the typical activist spends up to 70% of their time simply trying to connect with likeminded changemakers. We've also found that nonprofits spend up to $40,000 of their budget trying to find and attract supporters towards their cause. It is clear that there is a market and the time for COMMUNITYx is now more than ever.

GRAPHIC: photos of team + COMMUNITYx logo

VO: We have everything we need to position COMMUNITYx as the single most important digital organizing tool for activists, changemakers, and organizations. We hope that you decide to join us as an early investor to fuel our mission to empower young changemakers all over the world. Thank you for your time and we hope that you download the App today!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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